Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tidewater, Inc.:

We consent to the use of our report dated April 2, 2018, with respect to the consolidated balance sheets of GulfMark Offshore, Inc. as of December 31, 2017 (Successor), and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the periods of November 15, 2017 to December 31, 2017 (Successor), January 1, 2017 to November 14, 2017 (Predecessor), and for the year ended December 31, 2016 (Predecessor), and the related notes (collectively, the consolidated financial statements), incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the basis of presentation for GulfMark Offshore, Inc.’s emergence from bankruptcy.

/s/ KPMG LLP

Houston, Texas

November 13, 2019